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SEC FILE NUMBER
1-13179

CUSIP NUMBER
34354P105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	12-31-05

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Flowserve Corporation

Full Name of Registrant

Former Name if Applicable
5215 N. O’Connor Blvd., Suite 2300

Address of Principal Executive Office (Street and Number)
Irving, Texas 75039

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Flowserve Corporation (the “Company”) completed its financial statements for 2004 and its restatement of financial statements for 2002, 2003 and the first quarter of 2004, and in connection therewith filed with the Securities and Exchange Commission its Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K”) on February 13, 2006. As a result of the restatement, the delay in completing its financial statements for 2004 and management’s need for additional time to assess the design and effectiveness of its internal control over financial reporting required pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

In its 2004 Form 10-K, the Company reported that its disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2004. The Company also reported that, as a result of material weaknesses described in the 2004 Form 10-K, the Company did not maintain effective internal control over financial reporting as of December 31, 2004. Furthermore, the Company disclosed that it did not believe that all of these material weaknesses would be remediated by December 31, 2005. In that regard, the Company expects to report in the 2005 Form 10-K that its internal control over financial reporting remained ineffective as of December 31, 2005 and, in connection therewith, expects to receive from its independent registered public accountants an opinion that the Company did not maintain effective internal control over financial reporting as of such date.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Tara D. Mackey	972	443-6610
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☐ No ☒

The Company has not yet filed its quarterly reports on Form 10-Q for the quarterly periods ended June 30, 2004, September 30, 2004, March 31, 2005, June 30, 2005 and September 30, 2005 or its quarterly report on Form 10-Q/A for the restated quarterly period ended March 31, 2004.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company previously reported that bookings and backlog for fiscal year 2005 increased compared to fiscal year 2004, that it repaid outstanding debt, including optional prepayments, and effectively reduced other financing obligations, in addition to funding substantial optional pension contributions; it paid special premiums and fees related to its $1 billion August 2005 refinancing; it paid additional incentive compensation and substantial additional professional fees related to the restatement and associated compliance during 2005; however, the Company has not yet finalized the financial statements for the fiscal year ended December 31, 2005. Accordingly, the Company is currently unable to determine whether there will be a significant change in results of operations for fiscal 2005 compared to fiscal 2004.

Flowserve Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2006	By	/s/ RONALD F. SHUFF

Ronald F. Shuff

Vice President, Secretary and General Counsel